UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A
                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           Engineering Animation, Inc.
 ------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                   Delaware                             42-1323712
       ---------------------------                  ----------------------------
  (State of incorporation or organization)  (I.R.S. Employer Identification No.)

            2321 North Loop Drive
                  Ames, Iowa                             50010
       -----------------------------                 -----------------------
     (Address of principal executive offices)           (Zip Code)



If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. _

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is to become effective pursuant to General Instruction A.(d), please check the following box. |X|




Securities to be registered pursuant to Section 12(b) of the Act:

 Title of Each Class                            Name of Each Exchange on Which
 to be so Registered                            Each Class is to be Registered
 -------------------                            ------------------------------
       None


Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
            (including associated rights to purchase 1/150 of a share
                of Series A Junior Participating Preferred Stock)
                                (Title of class)

         The undersigned registrant hereby amends Items 1 and 2 of its Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on January 31, 1996, as set forth below.

Item 1.  Description of Registrant's Securities to be Registered

         Item 1 is hereby amended, as described below, to reflect certain changes that we have made to our Rights Agreement, dated as of January 1, 1996 (the "Rights Agreement"), between Engineering Animation, Inc., a Delaware corporation ("EAI"), and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent"), as amended by the First Amendment to Rights Agreement, dated as of September 5, 2000 (the "First Amendment").

         On September 5, 2000, EAI entered into an Agreement and Plan of Merger (as it may be amended or supplemented from time to time, the "Merger Agreement"), with Unigraphics Solutions Inc., a Delaware corporation ("UG"), and UGS Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of UG ("Purchaser"), with respect to a business combination of EAI and UG (the "Merger"), all in accordance with the terms and subject to the conditions set forth in the Merger Agreement. In connection with the Merger, on the same date, EAI entered into a Stock Option Agreement (as it may be amended or supplemented from time to time, the "Stock Option Agreement") with UG. Also in connection with the Merger, on September 5, 2000, certain EAI stockholders entered into a Stockholders Agreement (as it may be amended or supplemented, the "Stockholders Agreement") with UG and the Purchaser.

         Under the terms of the Merger Agreement, EAI has entered into the First Amendment to provide that the approval, execution and delivery of the Merger Agreement, the Stock Option Agreement and the Stockholders Agreement, and the consummation of the transactions contemplated thereby, including, without limitation, the exercise of the stock option, will not trigger certain events under the Rights Agreement. The following description of EAI's capital stock reflects these changes to the Rights Agreement.

DESCRIPTION OF EAI STOCK

         The authorized capital stock of EAI consists of 60,000,000 shares of common stock, $0.01 par value (the "EAI Common Stock") and 20,000,000 shares of preferred stock, $0.01 par value (the "EAI Preferred Stock"). As of August 31, 2000, there were 12,072,619 shares of EAI Common Stock outstanding and no shares of EAI Preferred Stock outstanding. As of August 31, 2000, there were 1,104 holders of record of EAI Common Stock. The EAI Common Stock is listed and traded on the Nasdaq National Market under the symbol "EAII."

Common Stock

         The holders of EAI Common Stock are entitled to one vote for each share held of record on all matters voted upon by stockholders and may not use cumulative voting for the election of directors. Thus, the owners of a majority of the EAI Common Stock outstanding are able to elect all of the directors. Each outstanding share of EAI Common Stock is entitled to participate equally in any distribution of net assets made to the stockholders in liquidation, dissolution or winding up of EAI and is entitled to participate equally in dividends and other distributions, if, as and when declared by the Board of Directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the EAI Common Stock. All shares of EAI Common Stock have equal rights and preferences.

EAI Preferred Stock

         Pursuant to EAI's Certificate of Incorporation, as amended (the "EAI Certificate"), EAI is authorized to issue up to 20,000,000 shares of EAI
Preferred Stock, which may be issued from time to time in one or more series upon authorization by EAI's Board of Directors. EAI's Board of Directors, without further approval of the stockholders, is authorized to fix the number of shares constituting any series, dividend rights and terms, conversion rights and terms, voting rights and terms, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of the EAI Preferred Stock. The issuance of the EAI Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of the EAI Common Stock and, under certain circumstances, have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of EAI, or otherwise adversely affect the market price of the EAI Common Stock. EAI is not aware of any plans by a third party to seek control of EAI. EAI has no current plans to issue any EAI Preferred Stock.

Rights

         EAI has adopted a Stockholders Rights Plan. Under the Stockholders Rights Plan, each share of EAI Common Stock has associated with it one preferred share purchase right (a "Right"). The terms of the Rights are set forth in a Rights Agreement. Under certain circumstances described below, each Right would entitle the holders thereof to purchase one one-hundred-fiftieth of a share of Series A Junior Participating Preferred Stock of EAI for a price of $50.00 per one one-hundred-fiftieth of a share. The Rights are not currently exercisable when issued and are transferable only with the related shares of EAI Common Stock.

         The Rights would become exercisable at the specified exercise price upon the earlier to occur of (i) 10 business days after the first public announcement that any person or group (other than an Exempt Person) (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of EAI Common Stock (the "Shares Acquisition Date") or (ii) 10 business days (unless delayed by EAI's Board of Directors) after any person or group (other than an Exempt Person) has commenced, or announced the intention to commence, a tender or exchange offer that would, upon its consummation, result in such person or group being the beneficial owner of 15% or more of the outstanding shares of EAI Common Stock (the earlier of such dates being called the "Distribution Date"). Rights will not be exercisable following the occurrence of an event described below under the caption "Flip-in" prior to the expiration of EAI's right to redeem the Rights. Rights certificates will be distributed when the Rights become exercisable. An "Exempt Person" will include EAI and certain related entities.

         Flip-in. After the Rights become exercisable (unless the Distribution Date is the commencement or the announcement of a tender or exchange offer as described in (ii) in the immediately preceding paragraph), the holders of the Rights (other than an Acquiring Person and certain transferees thereof) would be entitled to exercise the Rights to purchase that number of shares of EAI Common Stock which at the time of such acquisition would have a market value of two times the exercise price of the Rights. After the occurrence of a Flip-in event, the Rights of an Acquiring Person and such transferees will become void.

         Flip-over. In the event that, on or after the date on which an Acquiring Person has become such: (i) EAI merges into or consolidates with an Interested Stockholder or, unless all holders of the outstanding shares of EAI Common Stock are treated the same, any other person (with limited designated exceptions), (ii) an Interested Stockholder or, unless all holders of the outstanding shares of EAI Common Stock are treated the same, any other person (with limited designated exceptions) merges into EAI or (iii) EAI sells or transfers 50% or more of its consolidated assets or earning power to an Interested Stockholder or, unless all holders of the outstanding shares of EAI Common Stock are treated the same, any other person (with limited designated exceptions), the holders of the Rights (other than Rights which have become void) would be entitled to purchase common shares of the acquirer (or a person affiliated therewith) at a 50% discount. In general, an "Interested Stockholder" will be an Acquiring Person and certain persons affiliated, associated or acting on behalf of or in concert therewith.

         Redemption of Rights. The Rights are redeemable, as a whole, at a redemption price of $0.01 per Right, subject to adjustment, at the direction of EAI's Board of Directors, at any time prior to the acquisition by a person or group of beneficial ownership of 15% or more of the outstanding shares of EAI Common Stock.

         Exchange of Shares for Rights. At any time after any person or group shall have become an Acquiring Person and before any person (other than an Exempt Person), together with its affiliates and associates, shall have become the beneficial owner of 50% or more of the outstanding shares of EAI Common Stock, EAI's Board of Directors has the right to direct the exchange of shares of EAI Common Stock for all or any part of the Rights (other than Rights that have become void) at the exchange rate of one share of EAI Common Stock per Right, subject to adjustment. EAI's Rights Agreement may discriminate against a prospective holder of EAI Common Stock as a result of such holder owning a substantial amount of shares and may have the effect of delaying, deferring or preventing a change in control of EAI.

         The First Amendment provides that neither UG nor any of its subsidiaries (including the Purchaser) will be an Acquiring Person by virtue of the approval, execution or delivery of the Merger Agreement, the Stock Option Agreement or the Stockholders Agreement, or the consummation of the transactions contemplated thereby, including, without limitation, the exercise of the stock option. The First Amendment also adds a new Section 34 to the Rights Agreement, which provides that neither the approval, execution or delivery of the Merger Agreement, the Stock Option Agreement or the Stockholders Agreement nor the consummation of the transactions contemplated thereby, including, without limitation, the exercise of the stock option, is or shall be deemed to be an event described in Section 11(a)(ii) or Section 13 of the Rights Agreement, nor will such performance or consummation result in the occurrence of a Shares Acquisition Date, a Distribution Date or any other separation of the Rights from the underlying EAI Common Stock, nor entitle or permit the holders of the Rights to exercise the Rights or otherwise affect the rights of the holders of Rights, including giving the holders of Rights the right to acquire securities of any party to the Merger Agreement.

         The summary description of the First Amendment included herein is qualified in its entirety by reference to the full text of the First Amendment, which is filed as Exhibit 4.2 hereto and is incorporated herein by reference.


Item 2.  Exhibits

4.1 Rights Agreement, dated as of January 1, 1996, between Engineering Animation, Inc., a Delaware corporation, and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to the Company's Registration Statement on Form S-1, SEC file no. 33-80705).

4.2 First Amendment, dated as of September 5, 2000, to the Rights Agreement, dated as of January 1, 1996, by and between Engineering Animation, Inc., a Delaware corporation, and First Chicago Trust Company of New York, as Rights Agent.

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:   September 6, 2000             ENGINEERING  ANIMATION, INC.

                                       By:     /s/  Jamie A. Wade
                                      ----------------------------------------
                                       Name:   Jamie A. Wade
                                       Title:  Vice President of Administration,
                                       General Counsel and Secretary

                                  EXHIBIT INDEX



Exhibit Number                         Description
--------------                    ---------------------


4.1. Rights Agreement, dated as of January 1, 1996, between Engineering Animation, Inc., a Delaware corporation, and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to the Company's Registration Statement on Form S-1, SEC file no. 33-80705).

4.2. First Amendment, dated as of September 5, 2000, to the Rights Agreement, dated as of January 1, 1996, by and between Engineering Animation, Inc., a Delaware corporation, and First Chicago Trust Company of New York, as Rights Agent.